UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

DiversyFund, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    August 18, 2016

Physical Address of Issuer:

750 B Street Suite 1930 San Diego, CA 92101 United States

Website of Issuer:

www.diversyfund.com

Current Number of Employees:

14

	As of the most recent fiscal year end	As of the prior fiscal year-end
Total Assets:	$745,649	$3,719,335
Cash & Cash Equivalents:	$60,282	$2,900,479
Accounts Receivable:	$132,069	$461,339
Short-term Debt:	$2,673,283	$1,875,035
Long-term Debt:	$3,362,014	$3,044,541
Revenues/Sales	$1,671,949	$11,638,312
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income:	($5,593,274)	($367,571)

Table of Contents

ABOUT THIS FORM C-AR... *1*
FORWARD-LOOKING STATEMENTS... *1*
OTHER INFORMATION *2*
Bad Actor Disclosure *2*
SIGNATURE *3*
EXHIBIT A: Annual Report
SUMMARY..*A-1*
The Company *A-1*
RISK FACTORS..*A-2*
Risks Related to the Company's Business and Industry *A-6*
BUSINESS..*A-20*
DIRECTORS, OFFICERS, AND MANAGERS...*A-25*
Indemnification *A-26*
CAPITALIZATION, DEBT AND OWNERSHIP *A-26*
Ownership *A-27*
FINANCIAL INFORMATION *A-28*
Operations *A-28*
Cash and Cash Equivalents..*A-28*
Liquidity and Capital Resources..*A-28*
Capital Expenditures and Other Obligations *A-29*
Material Changes and Other Information *A-29*
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST *A-29*
EXHIBIT B: Financials *B-1*



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by DiversyFund, Inc. (the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it file a report with the Commission and annually post the report on its website at https://www.datagran.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 12, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C- AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Craig Cecilio

(Signature)

 Craig Cecilio

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Craig Cecilio

(Signature)

Craig Cecilio

(Name)

Chief Executive

Officer

(Title)

June 12, 2024

(Date)

/s/ Alan Lewis

(Signature)

Alan Lewis

(Name)

Chief Financial Officer

(Title)

June 12, 2024

(Date)

EXHIBIT A
ANNUAL REPORT

DIVERSYFUND, INC.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B.

The Company

The Company is a corporation organized under the laws of the State of Delaware. We are an online investment technology company that owns and operates a real estate direct investment platform located at *www.diversyfund.com* (the "**DiversyFund Platform**"). We believe that technology-powered investment is a more efficient mechanism than the conventional financial system for investing in commercial and residential real estate. Enabled by our proprietary technology, we aggregate investments from thousands of individuals from across the United States to create the scale of an institutional investor without the multimillion-dollar minimum investments, high fees and complexity typical of the traditional real estate investment business. Individuals can access the commercial and residential real estate markets through the DiversyFund Platform for what we believe is a more convenient, transparent and straightforward experience. Investors use the DiversyFund Platform to diversify their investment portfolios and potentially earn attractive risk-adjusted returns from asset classes that have long been closed to most investors and available only to very high net worth investors and institutions. We generate revenues from, among other activities, the sponsorship of, and fees charged to, investment opportunities that are offered to investors through the DiversyFund Platform.

The Company is located at 750 B Street Suite 1930 San Diego, CA 92101, United States. The Company's website is www.diversyfund.com.

Information about the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. The order in which these risks are discussed is not intended to suggest that some are more important than others. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company

We are incurring net losses and expect to continue incurring net losses in the future. Our failure to become profitable could impair the operations of the DiversyFund Platform by limiting our access to working capital required to operate the DiversyFund Platform. In addition, we expect our operating expenses to increase in the near term as we recover from a severe financial downturn in 2023, expand operations and build up our team. In future periods, we may not have sufficient revenue growth to meet increasing expenses, or our revenue could fail to increase as expected. If our operating expenses exceed our expectations or our revenue growth is slower than expected, our financial performance would be adversely affected. If our revenue does not grow significantly to offset these increased expenses, we will fail to become profitable. In future periods, we may not have sufficient revenue growth to meet expectations, or we may not have any revenue growth at all.

We have a limited operating history. The Company is still in its early phase and there can be no assurance that we will ever operate profitably. Although the principals of the Company have been engaged in the real estate and finance industries for years, the Company is an early stage business and it faces challenges on a number of fronts, including attracting and retaining qualified employees, designing and implementing new business systems, developing technology systems, marketing, and capital formation. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. If the Company fails in any of these or other key areas, the whole business could fail and investors could lose some or all of their money.

The viability of our business depends in large part on our ability to raise capital. There can be no assurance that the amount we raise will be adequate to meet future costs for our business activities as currently planned. Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. If we are unable to raise sufficient capital or we determine that we require additional financing for managing, maintaining, or otherwise dealing with any of our business operations, or for any other purpose, and we are unable to obtain sufficient financing, this inability would have a significant negative effect on our ability to continue as a functioning business and as a result an investor may lose a portion or even all of his/her/its investment.

We are still a start-up company. We were formed as a new venture on August 18, 2016 to own and operate our business and we launched our first Investment Program, DF Growth REIT, LLC, in 2018. Like most companies in the United States, we suffered a major slowdown as a result of the Covid-19 pandemic and economic and social policies connected to the spread of Covid-19 and experienced an additional slowdown, including the inability to generate revenue from our primary products for an extended period, related to the SEC's investigation and administrative proceeding related to DF Growth REIT II. As a result, we have limited operating history. There can be no assurance any of our activities will be successful or generate sufficient revenues to produce a return on any investment in the Company's shares.

Our actual financial results may vary significantly from any projections included in this Annual Report. Any financial projections included in this Annual Report reflect numerous assumptions concerning our anticipated future performance and prevailing and anticipated market and economic conditions which are beyond our control and may not materialize. Although management believes that the assumptions underlying any projections are reasonable, projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Actual results may vary significantly. In addition, unanticipated events and circumstances occurring subsequent to the preparation of the projections may further affect our actual financial results. Actual results achieved throughout periods covered by the projectio The projections should only be considered in light of all the other information contained in this Memorandum, including the assumptions and qualifying language contained in this paragraph and the other risk factors set forth in this Memorandum.ns necessarily will vary from projected results, and these variations may be material and adverse.

We expect to issue additional equity interests, which would adversely affect shareholders. We may issue additional equity shares, including securities that are convertible into or exchangeable for, or that represent the right to receive, equity shares. Existing shareholders will not have preemptive rights to any additional equity interests of the Company issued in the future. Accordingly, we may issue, without shareholder approval, additional equity interests with rights that could dilute the value of your shares. If in the future we created and issued additional equity interests with a distribution preference over your shares, payment of any distribution preferences of such equity interests would reduce the amount of funds available for the payment of distributions on your shares.

Future offerings of debt or preferred equity securities, which would be senior to our common stock upon liquidation, may adversely affect shareholders. In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities. Upon any liquidation, holders of our debt securities and shares of preferred stock would receive distributions of our available assets before holders of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution and additional equity offerings may dilute the holdings of our existing stockholders.

There are potential conflicts of interest. We have engaged, and have the authority to engage, various contracting parties, including affiliates of the Company, the Directors and the Officers. Directors and Officers may have a conflict of interest between their responsibilities to manage the business for the benefit of the Company and its investors and the interests of affiliates in establishing and maintaining relationships with us and in obtaining compensation for services rendered to us. With respect to such affiliates, there may be an absence of arms' length negotiations with respect to our fee structure.

We rely on our Board of Directors. With the exception of day-to-day management of the Company, the Board is responsible for all major policy decisions on behalf of the Company. The Board has appointed the Officers to oversee the day-to-day operations of the Company.

Shareholders, in their capacity as such, do not make any investment or other decisions on behalf of the Company or the Company's affiliates. Shareholders rely on the management expertise of the Board and the Officers in identifying, acquiring, developing, owning, operating, maintaining and managing our assets and business operations for the benefit of the Company and its affiliates. In the event one or more of the Directors or Officers for any reason ceases to be actively involved in the direction and/or management of the Company, our performance could be adversely affected.

As a non-listed company conducting exempt offerings pursuant to Regulation CF and Rule 506(b) of Regulation D, we are not subject to a number of corporate governance requirements, including the requirements for independent board committees, that apply to listed companies. As a non-listed company, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, while we have a board of directors and have adopted guidelines relating to director conflicts of interests and policies relating to related-party transactions, we do not have, nor are we required to have (i) a board of directors of which a majority consists of "independent" directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange's requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange's requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

We would be adversely affected by the loss of key personnel. We are substantially dependent on the services of the Directors, the Officers and other critical employees (the "**Key Personnel**") and our ability to attract and retain qualified management professionals is critical to our success. In the event of the death, disability, departure or insolvency of any Key Personnel, the business may be adversely affected. The Key Personnel devote such time and effort as they deem necessary for the management and administration of the Business. Past performance of the Key Personnel, or the past performance of investments or projects over which they have exercised any control, cannot be relied upon as an indicator of future performance.

We may be unable to attract and retain qualified personnel. Our ability to grow and provide our customers with quality products and services is partially dependent on our ability to attract and retain highly motivated people with the skills to serve our customers. To the extent we are unable to attract and retain highly skilled and motivated personnel, expected results from our operations may suffer.

The Directors and Officers of the Company have rights to indemnity by the Company. The Certificate of Incorporation provides that a Director of the Company will not be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a Director, *except* for breaches of the Director's duty of loyalty to the Company or its stockholders, intentional misconduct or a knowing violation of law or acts or omissions not in good faith, unlawful payments of dividends or unlawful stock purchases or redemptions, and transactions for which the Director derived an improper personal benefit. Furthermore, the Company is required to indemnify any Director or Officer of the Company, who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Company) by reason of any acts, omissions or alleged acts or omissions of such person in connection with the Company, against expenses for which such person has not otherwise been reimbursed (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with such action, suit or proceeding, so long as such act or omission was done in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Accordingly, certain actions brought against the Directors or Officers or against the Company will be satisfied solely by the Company.

If the Company dissolves or is terminated, any assets will be distributed to creditors and to holders of preferred stock, if any, before any distributions can be made to common shareholders. In the event of dissolution and termination of the Company, common shareholders' hare of the proceeds realized from the liquidation of assets, if any, will be distributed to the common shareholders, proportionately, only after the satisfaction of claims of applicable creditors and preferred stockholders. Accordingly, the ability of a shareholder to recover all or any portion of its investment under such circumstances will depend on the amount of assets remaining after satisfying creditor claims.

Our business and operations are subject to rapid change. If we fail to effectively manage the changing market, our business and operating results could be harmed. Our business is subject to rapid change in terms of the scope of our operations and the industry in which we operate. This change may place significant demands on our management, as well as our financial and operational resources. If we do not effectively manage changes in the market and their effects on our business, the efficiency of our operations and the quality of our services could suffer, which could adversely affect our business and operating results. To effectively manage these changes, we will need to continue to take measures which are difficult to guarantee, including measures to:

- implement appropriate operational, financial and management controls, systems and procedures;
- adapt the nature and scope of our services;
- change our sales, marketing and distribution infrastructure and capabilities; and
- provide adequate training and supervision to maintain high quality standards.

Political and economic factors may adversely affect our business and financial results. Trade, monetary and fiscal policies, and political and economic conditions may substantially change. When there is a slowdown in the economy, employment levels and interest rates may decrease with a corresponding impact on our business. Customers may react to worsening conditions by reducing their spending on the products and services we intend to offer. If any of these circumstances remain in effect for an extended period, there could be a material adverse effect on our financial results.

An investment in our common stock is not an insured deposit. Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section. As a result, if you acquire our common stock, you could lose some or all of your investment.

The occurrence of a cyber incident, or a deficiency in our cyber security, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships and reputation, all of which could negatively impact our financial results. The DiversyFund Platform processes certain confidential information provided by our customers, including investors' bank information and other personally-identifiable sensitive data. While we take commercially reasonable measures to protect our investors' confidential information and maintain appropriate cybersecurity, the security of the DiversyFund Platform, the Company's information technology systems or those of our affiliates or our service providers could be breached, causing increased risks, including risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems are inherently difficult to foresee and may not be recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

Failure to meet customers' expectations in the delivery of new products and services could result in reduced revenues. If the products and services we offer fail to meet the expectations of the targeted audience, then our revenues may be delayed, decreased or lost due to the inability to attract or retain customers.

Employee misconduct or unsubstantiated allegations against us could expose us to reputational harm. We are vulnerable to reputational harm, as we operate in an industry where integrity and the confidence of investors in our Programs are of critical importance. If an employee were to engage in illegal or suspicious activities, or if unsubstantiated allegations are made against us by employees, stockholders or others, we could suffer serious harm to our reputation, financial position, relationships with key persons and companies in the real estate market, and our ability to attract new investors.

Risks Related to the Business

The continuation and growth of our business depends in large part on our ability to raise capital from investors using exemptions from the registration requirements of the Securities Act, and if we are unable to raise capital from new or existing investors, or if we are unable to use exemptions from registration under the Securities Act, we will be unable to fund the Company's operations or to deploy capital into investments, which would have a significant negative effect on our ability to generate revenue, or even to survive as a company. As described in "Legal Proceedings" below, an affiliate of the Company, DF Growth REIT II, LLC, was the subject of an investigation and Administrative Proceeding by the SEC. Although the investigation and the Administrative Proceeding were concluded by the SEC with no fines or other penalties, the Company was prohibited from raising capital using an exemption from registration under Regulation A or Regulation CF for a substantial period, resulting in a severe drop in revenue in 2022 and 2023. If the Company were unable to raise capital to fund its operations or to invest in its Programs in the future, it would be unable to survive as a going concern and investors in the Company would lose all of their investment.

Our ability to raise capital from investors depends on a number of other factors, including many that are outside our control. Investors may choose not to make investments with alternative asset managers, including sponsors of real estate investment funds, and may choose to invest in asset classes and fund strategies that we do not offer. Poor performance of our investments could also make it more difficult for us to raise new capital. Investors and potential investors continually assess the performance of our investment funds independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future investment opportunities depends on our performance. If economic and market conditions deteriorate, we may be unable to raise sufficient amounts of capital to support the investment activities of our current and future investments, which would have a material adverse effect on our ability to generate revenue.

Poor performance of our investment funds would cause a decline in our revenues and results of operations and could adversely affect our ability to raise capital for future investment opportunities. If any of our Investment Programs performs poorly, either by incurring losses or underperforming benchmarks, as compared to our competitors or otherwise, our investment record would suffer. As a result, our revenues may be adversely affected and the value of our assets under management could decrease, which may, in turn, reduce our fees. Moreover, we may experience losses on investments of our own capital in our Investment Programs as a result of poor investment performance. If any of our investments performs poorly, we will receive little income or possibly incur losses from our own equity interests in such investments. Poor performance of our investments could also make it more difficult for us to raise new capital. Investors may decline to invest in future offerings we form as a result of poor performance. Accordingly, poor performance may deter future investment in our investment funds and single asset offerings and thereby decrease capital invested and, ultimately, our revenues. Alternatively, in the face of poor performance of our Investment Programs, investors could demand lower fees or fee concessions for existing or future investment offerings which would likewise decrease our revenues.

Our business model depends to a significant extent upon strong relationships with key persons and companies in the real estate market for sources of investment opportunities. The inability of our Key Personnel to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business. We expect that certain of our Key Personnel will maintain and develop our relationships with key persons and companies in the real estate market, and our investment funds will rely to a significant extent upon these relationships to supply potential investment opportunities. Certain key persons and companies in the real estate market regularly provide us access to their transactions. If our Key Personnel fail to maintain their existing relationships or develop new relationships with key persons and companies in the real estate market for sources of investment opportunities, we will not be able to grow our investment portfolios. In addition, individuals with whom our executive officers and key personnel have relationships are not obligated to provide us investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

The investment management business is intensely competitive. The investment management business is intensely competitive, with competition based on a variety of factors, including investment performance, continuity of investment professionals and relationships with key persons in the real estate market, the quality of services provided to partner real estate operators, corporate positioning, business reputation and continuity of differentiated products. A number of factors, including the following, serve to increase our competitive risks: (i) many of our competitors have greater financial, technical, marketing and other resources, including a lower cost of capital and better access to funding sources, more established name recognition and more personnel than we do; (ii) there are relatively low barriers impeding entry to new investment funds, including a relatively low cost of entering these businesses; (iii) the recent trend toward consolidation in the investment management industry, and the securities business in general, has served to increase the size and strength of our competitors; (iv) some competitors may invest according to different investment styles or in alternative asset classes that the markets may perceive as more attractive than our investment approach; (v) some competitors may have higher risk tolerances or different risk assessments than we or our investment funds have; (vi) other industry participants, private real estate funds and alternative asset managers may seek to recruit our qualified investment professionals; and (vii) we have a limited operating history and investors may choose conventional platforms with more operating experience and name recognition. If we are unable to compete effectively, our revenue will be reduced and our business would be adversely affected.

The performance of our Investment Programs depends primarily on the performance and net value of the underlying properties that our Programs own or in which our Programs make debt or equity investments, and poor performance by any of these properties may adversely affect the performance of our Programs, our financial condition and results of operations. The performance and net value of these properties is subject to risks typically associated with real estate, which include the following, many of which are partially or completely outside of our control:

- adverse changes in national and local economic and real estate conditions, including potential increases in interest rates, declines in real estate values and changes in local zoning and other regulations, may adversely affect the investments of our Programs;

- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of competing properties to prospective tenants may limit our Programs' ability to attract or retain tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances may adversely affect the use of or rental income generated by the properties, and the related costs of compliance and the potential for liability under applicable laws may result in losses to our Programs;

- climate change, pandemics, natural disasters such as hurricanes, earthquakes and floods, or acts of war or terrorism, including the consequences of terrorist attacks such as those that occurred on September 11, 2001, may result in substantial damage to the properties;

- remediation and liabilities associated with environmental conditions affecting properties may result in significant costs to our Programs;

- uninsured or underinsured property losses, increased property insurance premiums or an unanticipated increase in property taxes may result in losses to our Programs;

- loan defaults could cause loss of a property to foreclosure;

- an inability to realize estimated market rents may adversely affect the financial conditions of our Programs;

- the geographic concentration of investments in a limited number of regions may expose our Programs to adverse conditions in such regions;

- properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties;

- lease defaults or terminations by tenants could reduce our Programs' net income;

- potential development and construction delays and resultant increased costs and risks may hinder our Programs' results of operations and decrease net income;

- actions of any joint venture partners that our Programs may have could reduce the returns on joint venture investments;

- prepayments can adversely affect the yields on any debt investments our Programs may make;

- the profitability of investments in any retail properties will be significantly impacted by the success and economic viability of the retail tenants;

- many of our Programs' investments are illiquid and our Programs may not be able to vary their portfolios in response to changes in economic and other conditions; and

- if our Programs overestimate the value or income-producing ability or incorrectly price the risks of investments, they may experience losses.

Historical returns attributable to our Investment Programs may vary significantly from future results provided by our Programs, our investment strategies, our operations or any returns expected on an investment in our common stock. The returns of our Investment Programs are not directly linked to returns on our common stock, since an investment in our common stock is not an investment in any of our Programs. Therefore, you should not conclude that continued positive performance of our Programs will necessarily result in positive returns on an investment in our common stock. However, poor performance of our Programs would cause a decline in our revenue from such Programs and would have a negative effect on our performance and the value of our common stock. Moreover, the historical returns of our Programs should not be considered indicative of, and may vary significantly from, the future returns of these or any future Programs we may form, in part because our Programs' returns have benefited from investment opportunities and general market conditions that may not repeat themselves, including the availability of debt capital on attractive terms, and there can be no assurance that our current or future Programs will be able to avail themselves of profitable investment opportunities.

In addition, the internal rate of return, or IRR, for any current or future Investment Program may vary considerably from the historical IRR generated by any particular Programs, or for our Programs as a whole. Future returns will also be affected by the risks described elsewhere in this offering circular, including risks of the industries and businesses in which a particular Program invests.

Our Investment Programs face competition for investment opportunities, which could reduce returns and result in losses and reduce our revenues. Our funds and single asset offerings compete for the acquisition of properties and other investments with other companies, including other REITs, online investment platforms, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies and other investors. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. If we are forced to match our competitors' pricing, terms and/or structure, we may not be able to achieve acceptable returns on investments for our funds and single asset offerings or such investments may bear substantial risk of capital loss, particularly relative to the returns to be achieved. Furthermore, a significant increase in the number and/or the size of our competitors in our target market could force us to accept less attractive investment terms.

Operational risks may disrupt our business, result in losses and limit our growth. We are heavily dependent on the capacity and reliability of the technology systems supporting our operations, whether owned and operated by us or by outside parties. Operational risks such as interruption of our financial, accounting, compliance and other data processing systems, whether caused by loss of personnel, fire, other natural disaster, power or telecommunications failure, cyber-attacks or other cyber incidents, act of terrorism or war or otherwise, could result in a disruption of our business, liability to investors, regulatory intervention or reputational damage. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, we could suffer financial loss, a disruption of our businesses, liability to our Investment Programs, regulatory intervention or reputational damage. Insurance and other safeguards might be unavailable or might only partially reimburse us for our losses. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate.

The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. Additionally, any upgrades or expansions to our operations or technology may require significant expenditures and may increase the probability that we will suffer system degradations and failures.

The occurrence of a cyber incident could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships and reputation, all of which could negatively impact our financial results. The DiversyFund Platform processes confidential information provided by investors including investors' bank information and other personally-identifiable sensitive data. While we take commercially reasonable measures to protect our investors' confidential information and maintain appropriate cybersecurity, the security measures of the DiversyFund Platform, our company's information technology systems or those of our affiliates or our service providers could be breached.

The Platform is hosted in data centers that are compliant with payment card industry security standards. However, any accidental or willful breach or other unauthorized access to our information technology systems could cause such information to be stolen and used for criminal purposes, in which case we, our Investment Programs, and our investors would be subject to increased risks, including risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems are inherently difficult to foresee and may not be recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If any of our investment funds qualified as REITs fails to satisfy the requirements necessary to permit this favorable tax treatment, we could be subject to claims by investors and our reputation for structuring these funds would be negatively affected, which would have an adverse effect on our financial condition and results of operations. We have structured our REITs as public non-traded REITs. We intend to sponsor additional funds that will be qualified as REITs. A REIT is generally not subject to federal corporate income tax on its net income that is distributed, which substantially eliminates the "double taxation" (*i.e.*, taxation at both the corporate and shareholder levels) treatment that generally results from an investment in a corporation. This treatment permits REITs to make larger distributions to investors (*i.e.,* without reduction for federal corporate income tax). If a REIT fails to satisfy the complex requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended, we could be subject to claims by investors as a result of such REIT being subject to federal corporate income (and possibly increased state and local) tax and a reduction in the funds available for distribution to investors in our funds. In addition, any failure to satisfy applicable tax REIT requirements in structuring our funds would negatively affect our reputation, which would in turn affect our ability to earn additional fees from new funds. Claims by investors could lead to losses and any reduction in our fees would have an adverse effect on our revenues.

The financial services and real estate industries face substantial litigation and regulatory risks that could adversely affect our business, financial condition or results of operations or cause significant reputational harm to us. The Company is subject to claims and lawsuits in the ordinary course of business including litigation and class actions, some of which include claims for unspecified damages, and was also the subject of an investigation and administrative law proceeding by regulatory agencies. In November 2021 the SEC began an investigation of DF Growth REIT II and in January 2022 the SEC temporarily suspended the offering of DF Growth REIT II shares. The SEC alleged that DF Growth REIT II had failed to comply with two technical requirements of Regulation A in its offering to investors (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from $50 million to $75 million) and had included inaccurate statements about the fund on the DiversyFund website. None of the SEC's complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. The offering of its shares was terminated in 2022 and in its settlement agreement with the SEC dated June 9, 2023, DF Growth REIT II agreed to a permanent suspension of the offering. No fines or penalties were administered by the SEC. On August 9, 2023, the SEC informed the company that it was also concluding its investigation and did not intend to recommend an enforcement action against DiversyFund, DF Growth REIT, LLC, the Company, DF Manager, Mr. Cecilio or Mr. Lewis.

Related to the SEC's inquiry, in December 2022 attorneys for three shareholders in DF Growth REIT I and DF Growth REIT II brought an investor suit against DF Growth REIT, LLC; DF Growth REIT II, LLC; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on the SEC's claims in its Administrative Proceeding, alleging that the named shareholders were thereby misled, and sought compensation for their losses as well as reimbursement of all attorneys' fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in the Company. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are wholly without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that investors had suffered no loss. Attorneys have filed an amended complaint and the Company expects to similarly contest the amended complaint. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences.

In addition, we depend to a large extent on our network of relationships and on our reputation in order to attract and retain investors. If an investor in our funds or single asset offerings is not satisfied with our products or services, such dissatisfaction, especially communicated to others, may be more damaging to our business than to other types of businesses. We make investment decisions on behalf of investors in our funds and single asset offerings that could result in substantial losses to them. If investors suffer significant losses, or are otherwise dissatisfied with our services, we could be subject to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty, breach of contract, unjust enrichment or fraud. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time, even after an action has been commenced. We may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could cause significant reputational harm to us and could adversely affect our business, financial condition or results of operations.

We are subject to a variety of new and existing U.S. and foreign government laws and regulations which could subject us to claims, judgments, monetary liabilities and other remedies, and limitations on our business practices. We are subject to regulations and laws directly applicable to our business. The application of existing domestic and international laws and regulations to us relating to issues such as user privacy and data protection, real estate and securities laws, including real estate or securities licensing or registration laws, defamation, pricing, advertising, taxation, consumer protection, accessibility, content regulation, quality of services, telecommunications, mobile, and intellectual property ownership and infringement in many instances is unclear or unsettled. In addition, we will also be subject to any new laws and regulations directly applicable to our domestic and international activities. Internationally, we may also be subject to laws regulating our activities in foreign countries and to foreign laws and regulations that are inconsistent from country to country. We may incur substantial liabilities for expenses necessary to defend such litigation or to comply with these laws and regulations, as well as potential substantial penalties for any failure to comply. Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business. A number of U.S. federal laws, including those referenced herein, impact our business. The cost of compliance with these and any other laws or regulations may increase in the future as a result of changes in the laws or regulations or the interpretation of them. Further, any failure on our part to comply with any relevant laws or regulations may subject us to significant liabilities.

We face increased competition from existing competitors and new entrants into the market. Our competitors include Cadre, Yieldstreet, Fundrise, Realty Mogul and others. We expect to continue to face competition from existing competitors and new market entrant, some of which are better capitalized than we. We may be unable to compete effectively with these existing or new competitors, many of whom may have significant financial or other competitive advantages, and any ability to compete successfully with our competitors could have a material adverse effect on our financial condition and results of operations.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our brand image and harm our business and our operating results. We own the rights to the DiversyFund trade names and trademarks and rights to certain domain names, which we believe are valuable assets. We seek to protect our intellectual property assets through trademark and other intellectual property laws of the United States, and through contractual provisions wherever possible. The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective to prevent or curtail unauthorized use of those rights. In addition, effective trademark and intellectual property protection may not be available or cost-effective in any other country in which our website and media properties are made available through the Internet. There may be instances where we are not able to fully protect or utilize our intellectual property assets in a manner to maximize competitive advantages. Further, while we will attempt to ensure that the quality of our brand is maintained, negative publicity or failure to provide a level of services that meets the expectations of our clientele could impair the value of our brand, our proprietary rights or the reputation of our services. Any impairment of our brand could negatively impact our business. In addition, protecting our intellectual property and other proprietary rights is expensive and time consuming. Any unauthorized use of our intellectual property could make it more expensive for us to do business and consequently harm our operating results.

If we are unable to grow our community of investors, our revenue may be adversely affected. The success of our business depends in part on our ability to increase the number of potential investors who use our products and services, particularly as we continue to grow our marketplace. If potential investors decide that utilizing our products and services fails to provide an effective means of facilitating investment into historically "off-limit" investments, they may not use, or they may decrease the use, of our products and services. This could adversely affect our revenue and gross profit.

The failure to obtain and maintain required governmental licenses, permits and approvals could have a substantial adverse effect on our operations. We must obtain and maintain various state and local governmental licenses, permits and approvals in order to operate. We may not be successful in obtaining or maintaining any necessary license, permit or approval. Further, as we seek to expand our operations into new markets, regulatory and licensing requirements may delay our entry into new markets, or make entry into new markets cost-prohibitive. We cannot assure you that we will be able to obtain or, once obtained, maintain our licenses or registrations in any states where we are required to be licensed or registered to operate the Business. Our activities in states where necessary licenses or registrations are not available could be curtailed pending processing of an application, and we may be required to cease operating in states where we do not have valid licenses or registrations. We could also become subject to civil or criminal penalties for operating without required licenses or registrations. These costs may be substantial and may materially impair our prospects, business, financial condition and results of operation.

Any significant disruption in service on the DiversyFund Platform or in its technology systems could reduce the attractiveness of the DiversyFund Platform and result in a loss of customers. If a catastrophic event resulted in a platform outage or physical data loss, the DiversyFund Platform's ability to perform its functions would be adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new customers and retain existing customers. Our hosting services infrastructure is provided by an outside hosting provider (the "**Hosting Provider**"). We also maintain a backup system at a separate location that is owned and operated by a third party. The Hosting Provider does not guarantee that customers' access to the DiversyFund Platform will be uninterrupted, error-free or secure. Our operations depend on the Hosting Provider's ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of an error by the Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm the success of this Offering, our Investment Programs' ability to perform any services for project investments or maintain accurate accounts, our relationships with our customers and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. These factors could prevent our Programs from processing or posting payments on the corresponding investments, damage our brand and reputation, divert our employees' attention, and cause members to abandon the DiversyFund Platform.

We rely on bank and other service providers and on computer hardware and software vendors and service suppliers. If we are unable to continue utilizing these services, our business and our ability to service project loans and equity investments may be adversely affected. Our funds and single asset offerings and the DiversyFund Platform rely on FDIC-insured depository institutions to process their transactions, including payments of equity investments and distributions to shareholders. Additionally, we rely on such institutions to process subscriptions under this Offering. Under the Automated Clearing House (ACH) rules, if we experience a high rate of reversed transactions (known as "chargebacks"), we may be subject to sanctions and potentially disqualified from using the system to process payments. We also rely on third-party service providers to perform certain compliance functions include verification of investors' accredited investor status. In addition, the DiversyFund Platform relies on computer hardware purchased and software licensed from other parties. This purchased or licensed hardware and software may be physically located off-site, as is often the case with "cloud services." This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If the DiversyFund Platform cannot continue to obtain such services elsewhere, or if it cannot transition to another processor quickly, our and ability to process payments will suffer.

The offerings of some of our sponsored funds and single asset offerings may rely on relatively new regulatory regimes, notably Regulation A and Regulation Crowdfunding promulgated pursuant to the Jumpstart Our Business Act, and we face heightened regulatory uncertainty regarding the conduct of such offerings, as well as potential enforcement actions from state and federal regulators regarding the compliance of such offerings with applicable regulatory regimes. There remains a significant amount of regulatory uncertainty in regard to how the SEC or individual state securities regulators regulate both the offer and sale of securities as well as any ongoing compliance to which issuers relying on these new regulations may be subject. While we endeavor to comply with all regulatory regimes with regard to our Regulation A and Regulation Crowdfunding offerings, as a result of the novelty of our business practices surrounding such offerings, we expect to be subject to heightened regulatory focus while the regulatory norms and precedents surrounding Regulation A and Regulation Crowdfunding offerings become established, which may result in inquiries, investigations, or other enforcement actions from state or federal regulators, which could severely affect the value of the Shares.

If we were required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have an adverse effect on our business. Section 3(a)(1) of the Investment Company Act provides that an investment company is any issuer which: (i) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; (ii) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type; or (iii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As used in Section 3(a), "investment securities" includes all securities except U.S. government securities; securities issued by employees' securities companies; and securities issued by majority-owned subsidiaries of the owner which are not investment companies and are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We do not issue face-amount certificates of the installment type. We hold ourselves out as an asset manager and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe we meet the definition of investment company as used in Section 3(a)(1)(A) and 3(a)(1)(B) of the Investment Company Act. We also believe we do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act. Substantially all of our assets are equity interests in certain wholly-owned subsidiaries which themselves do not meet the definition of investment company as used in Section 3(a)(1)(C) of the Investment Company Act. We also currently and in the future may hold investment securities but we will monitor our holdings to ensure that the value of such investment securities will not exceed 40% of the total value of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Similarly, certain of our wholly-owned subsidiaries currently and may in the future hold investment securities. We will also monitor the holdings of those wholly-owned subsidiaries to ensure that the value of each subsidiary's investment securities will not exceed 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

As we launch additional funds and single asset investments in the future, there may be conflicts of interests among the various offerings that may result in opportunities that would benefit some over others. Our failure to adequately address such conflicts of interest could damage our reputation and adversely affect our business. We expect to establish and sponsor additional investment offerings and to continue to offer investment opportunities primarily through the DiversyFund Platform, including offerings that will acquire or invest in commercial real estate equity investments, commercial real estate loans, and other select real estate-related assets. Our investment programs may have overlapping investment objectives and potential conflicts of interest may arise with respect to our decisions regarding how to allocate investment opportunities among them. While we will endeavor to allocate investment opportunities in a fair and equitable manner, any of our investment programs could be adversely affected to the extent investment opportunities are allocated to others. There is no guarantee that we will make the correct decision in such allocation. Potential, perceived or actual conflicts of interest, such as those described above, could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Adequately addressing conflicts of interest is complex and difficult and we could suffer significant reputational harm if we fail, or appear to fail, to adequately address potential, perceived or actual conflicts of interest. This could result in a loss of assets under management and adversely affect our business and financial condition.

Risks Related to our Shares

The offering price of our common shares was arbitrarily determined. The offering price of the shares issued in offerings pursuant to Regulation D and Regulation CF was arbitrarily determined by us and has no relationship to book value, assets, earnings or any other accepted criterion of value. No federal or state agency has made any finding or determination as to the fairness for investment nor any recommendation or endorsement of the Shares. Accordingly, the price per share of the common shares should not be considered as an indication of the actual value of the shares.

The offering price of the common shares was not established on an independent basis and the actual value of your investment may be substantially less than what you pay. We established the offering price of common shares issued in offerings pursuant to exemptions under Regulation D and Regulation CF on an arbitrary basis. The selling price of the common shares bore no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any independent valuation, the offering price may be substantially more than the actual value of your investment. Further, the offering price may be significantly more than the price at which the common shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

There is no trading market for our shares and the shares have limited liquidity. There is no trading market for the shares we have issued and we do not anticipate that an active market will develop. You should be prepared to hold any shares purchased from the Company for an indefinite period of time. There are certain limitations on the transfer of the shares. The shares will not be registered under the Securities Act and will be offered and sold in reliance upon certain exemptions from registration included in the Securities Act. Investors do not have the right to require registration of the shares nor is it likely or contemplated that such registration will take place.

Our common shares are subject to restrictions on transfer and other covenants contained in the Company's Stockholders Agreement. These restrictions and covenants may negatively affect the value of the shares and limit liquidity. Restrictions and rights contained in the Shareholders Agreement could have an adverse effect on the marketability of our common shares, which could decrease the value of the shares. In addition, the drag-along right allows the co-founders to force the holders of the shares to join in a sale of the Company. Thus if the co-founders propose to sell the Company, then they will have the right to require each holder of shares to join in such sale by selling a pro rata portion of their shares on the same terms as the co-founders.

Holders of our Class B Common Stock have no voting rights, except under limited circumstances, and your ability to influence the outcome of important transactions of the company, including a change in control, are limited. Holders of our Class B Common Stock do not have voting rights, except as may be required by Delaware law, and will have no right to vote for any members of our board of directors or increases in the number of authorized shares of common stock, including the number of shares designated as Class B Common Shares. The holders of our Class A Common Stock are entitled to vote on all matters submitted to a vote of stockholders. The holders of Class A Common Stock control the voting power of our capital stock and therefore control all matters submitted to our stockholders for approval. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately affect the market price of our Class B Common Stock.

Investors have agreed to waive certain inspection rights set forth in Section 220 of the General Corporation Law of Delaware, which limits such Investor's ability to obtain certain corporate information from us. Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company's stock ledger, list of stockholders, and other books and records and the books and records of a company's subsidiary in certain circumstances. Shareholders have agreed \ to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Such waiver limits a shareholder's ability to obtain information from us for certain proper purposes under the General Corporation Law of Delaware, which may prevent or delay a shareholder from evaluating our business or such shareholder's investment in our securities.

We will continue to be controlled by our co-founders who hold shares of our capital stock, and their interests may conflict with those of our other stockholders. So long as our co-founders continue to hold, directly or indirectly, shares of capital stock representing more than 50% of the voting power of our capital stock, they will be able to exercise control over all matters requiring stockholder approval, including the election of directors (and therefore our management and policies), amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions. The control exercised by our executive officers may have the effect of delaying or preventing a change in control of the Company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of our co-founders may not always coincide with the interests of other stockholders, and our co-founders may act in a manner that advances their best interests and not necessarily those of our other stockholders.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common shareholders. Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors may authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Your shareholder interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment. Shareholders do not have preemptive rights to any shares we issue in the future. Under our amended and restated certificate of incorporation, we have authority to issue an aggregate of 191,844,911 shares of capital stock, consisting of 166,844,911 shares of common stock (of which 136,674,136 are Class A Common Stock and 30,170,775 are Class B Common Stock) and 25,000,000 shares of preferred stock, and, subject to certain protective provisions, our stockholders may amend our amended and restated certificate of incorporation to increase the number of authorized shares. Our board of directors may elect to issue or sell additional shares in future public or private offerings. To the extent we issue additional shares ayour percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value of your shares. As of May 31, 2024, 136,674,136 shares of Class A Common Stock are outstanding and 944,996 shares of Class B Common Stock are outstanding, although additional shares Class B Common Stock have been purchased but not yet issued.

Investments in small capitalization companies present greater risks than investments in larger, more established companies. Investments in securities of companies with smaller revenues and capitalizations may offer greater opportunity for capital appreciation than larger companies, but investments in such companies also present greater risks than investments in securities of larger, more established companies.

Low levels of initial capitalization may limit investors' ability to recover their investments from the capital and assets of the Company. As of the date of this Annual Report, the Company has received equity investment consisting principally of funding provided by the current stockholders and noteholders of the Company. To the extent we are unable to generate revenues from our business operations, we may possess insufficient equity capital and assets to which shareholders will be able to look to recover all or any portion of their investment.

We may never pay dividends. Although we hope to be able to pay dividends to our stockholders, payment of such dividends is premised on our achieving certain financial benchmarks which we may never attain. Accordingly, there is no guarantee that any Investor will ever receive dividends in relation to his/her/its investment in the Company's shares.

We may never achieve a successful exit for our investors. Although we hope to be able provide a successful return on investment to our stockholders through a public offering of shares or through an acquisition, our ability to do so depend on reaching certain growth targets which we may never attain. Accordingly, there is no guarantee that any Investor will ever receive a return on his/her/its investment in the Company's shares.

Failure to comply with applicable federal and state securities laws may result in litigation and losses that could have a substantial adverse effect on our operations. Offerings of our shares have not been registered under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D. Similar reliance has been placed on exemptions from securities registration requirements under various state securities laws. No assurance is given that these offerings will continue to qualify under one or more of those exemption provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or the retroactive change of any securities law or regulation. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register this Offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, we could be materially and adversely affected, jeopardizing our ability to operate successfully. Furthermore, our human and capital resources could be adversely affected by the need to defend actions under these laws, even if we are ultimately successful in our defense.

To the extent legislation and/or regulations related to the USA Patriot Act, money laundering and terrorism prevention are found to be or become applicable to investment in the Shares, we may be required to share information about Investors with governmental authorities and impose additional restrictions on the transfer of the Shares. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "**Patriot Act**"), required that financial institutions, a term that includes banks, broker-dealers and investment companies, establish and maintain compliance programs to guard against money laundering activities. The Patriot Act required the Secretary of the U.S. Treasury (the "**Treasury**") to prescribe regulations in connection with anti-money laundering policies of financial institutions. It is possible that there could be promulgated additional legislation or regulations that would require us or our service providers, in connection with anti-money laundering procedures, to share information with governmental authorities with respect to Investors. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of the Shares. We reserve the right to request such information as is necessary to verify the identity of Investors and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by Financial Crimes Enforcement Network and/or the SEC or as is required under any anti-money laundering legislation and regulation of the United States. In the event of delay or failure by the applicant to produce any information required for verification purposes, an application for or transfer of the Shares and the subscription monies relating thereto may be refused.

The Company does not provide attorney or accountant representation to Investors. We are not providing Investors with representation by attorneys and accountants. The Company and the Board of Directors are not represented by separate counsel. Our legal counsel and accountants have not been retained, and will not be available, to provide legal counsel or tax advice to Investors. Therefore, shareholders should retain their own legal and tax advisors.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF OWNING SHARES IN THE COMPANY. PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

BUSINESS

Overview

The Company is a corporation organized under the laws of the State of Delaware. We are an online investment technology company that owns and operates a real estate direct investment platform located at *www.diversyfund.com* (the "**DiversyFund Platform**"). We believe that technology-powered investment is a more efficient mechanism than the conventional financial system for investing in commercial and residential real estate. Enabled by our proprietary technology, we aggregate investments from thousands of individuals from across the United States to create the scale of an institutional investor without the multimillion-dollar minimum investments, high fees and complexity typical of the traditional real estate investment business. Individuals can access the commercial and residential real estate markets through the DiversyFund Platform for what we believe is a more convenient, transparent and straightforward experience. Investors use the DiversyFund Platform to diversify their investment portfolios and potentially earn attractive risk-adjusted returns from asset classes that have long been closed to most investors and available only to very high net worth investors and institutions. We generate revenues from, among other activities, the sponsorship of, and fees charged to, investment opportunities that are offered to investors through the DiversyFund Platform.

Management

The Company is managed by a Board of Directors (the "**Board**"), consisting of two directors (the "**Directors**"): Craig Cecilio and Alan Lewis. The Board has appointed the following officers of the Company (the "**Officers**"): Craig Cecilio, as Chief Executive Officer, Alan Lewis, as Chief Investment Officer, and Kevin Smith as Chief Legal and Compliance Officer. The Officers are responsible for operating the day-to-day affairs of the Company and have authority, subject to the provisions of the Company's governing documents and the Board, to manage all of the Company's activities. Investors will not have any control over the Company's day-to- day operations.

Philosophy and Background

DiversyFund was created to give every American an opportunity to build wealth. DiversyFund does this through its tech-enabled DiversyFund Platform by taking advantage of recent securities regulations enacted following passage of the Jumpstart Our Business Startups Act of 2012 (known as the "**JOBS Act**"). Prior to the JOBS Act, investing in alternative investments, investments like commercial real estate that are alternatives to traditional stock market investing, was reserved for venture capitalists, hedge funds, family offices and accredited investors. The JOBS Act changed those limitations. Formerly "off-limit" investments can now be accessed by everyday investors for potential investment portfolio growth. The new form of investing (through amended Regulation A, which was enacted in May 2015, and Regulation Crowdfunding, which was enacted in 2016) is starting to shift the power from Wall Street to Main Street. We were among the first in this space and we have a unique opportunity to continue leveraging new regulation to expand access to a powerful asset class for everyday Americans.

Our story started as a perfect confluence of events: a motivated team with real estate investment experience, a new social market, novel regulations and fast-changing economic conditions. We created the DiversyFund Platform to help solve wealth inequality in the U.S. We developed a proof of concept, built new technology, launched multiple investment products and now we are ready to pick up the pace of growth.

We are scaling by building a community of people—friends, families, neighbors and average investors across the country—who have become our advocates and by working hard to offer investors access to private investment opportunities usually reserved for the wealthy. We began by offering opportunities to invest in multifamily real estate projects where the barrier to entry is significant. Our team sources, underwrites, purchases, improves, manages and, when we believe the time is right, sells these assets. As our community of investors grows, it further augments our purchasing power, increasing our ability to select top performing assets.

We created the DiversyFund Platform to help solve wealth inequality in the U.S. and to provide access to a historically high-performing asset class that has long been closed to the average investor. We developed a proof of concept, built new technology, launched multiple investment products and now we are ready to pick up the pace of growth. We are scaling by building a community of people—friends, families, neighbors and average investors across the country—who have become our advocates and by working hard to offer investors access to private investment opportunities usually reserved for the wealthy. We began by offering opportunities to invest in multifamily real estate projects where the barrier to entry is significant. Our teams source, underwrite, purchase, improve, manage and, when we believe the time is right, sell these assets. As our community of investors grows, it further augments our purchasing power, increasing our ability to select top performing assets.

Investment Programs

Currently, our principal Investing Program ("**Program**") is the Value Add Growth REIT IV, a fund launched in September 2023 and offered to non-accredited as well as accredited investors. We also offer Premier Offerings for accredited investors, including direct single asset investments in multifamily value add assets and an opportunity fund focused on multifamily value add assets.

Our current and previous fund offerings invest in real estate projects across the United States, primarily multifamily projects where we believe we can add significant value (often referred to as "value-add" opportunities in the terminology of the real estate industry). Value-add investing consists typically of purchasing an apartment property and then renovating or improving the property in order to increase rents, cash flows and overall property value. Successful value add investment projects typically generate higher returns than core investments, although their risk profile is higher as well since such properties are often not fully occupied and require improvements to maximize rents.

Our funds are managed by DF Manager which is a wholly-owned subsidiary of the Company. These funds make investments in real estate through "special purpose entities" (SPEs), each of which only owns a particular real estate asset. The funds primarily invest as a limited partner in such SPEs, with the Company or a subsidiary (such as DWB Capital, LLC) acting as the general partner/sponsor in most instances, but are also permitted to provide general partner equity and to make secured bridge loans. The funds allow our customers to invest in a diversified portfolio of real estate assets with a primary focus on multifamily value add assets.

Investors invest in our Investment Programs through the DiversyFund Platform:

- Funds structured as Real Estate Investment Trusts (REITs) and offered to non-accredited and accredited investors

- o Value Add Growth REIT IV is a real estate investment fund focused on long-term capital appreciation from the renovation and repositioning of apartment buildings and single- and multifamily properties. Value Add Growth REIT IV is offered to non-accredited as well as accredited investors under Regulation A, allowing any U.S. investor – not just high net worth individuals – to invest directly in a diversified portfolio of multifamily real estate assets.

  - o Value Add Growth REIT III, LLC is a real estate investment fund focused on long-term capital appreciation from the renovation and repositioning of apartment buildings and single- and multifamily properties. Value Add Growth REIT III conducted an offering pursuant to Regulation Crowdfunding, raising nearly $5,000,000 in 2022.

  - o DF Growth REIT II, LLC is a real estate investment fund focused on long-term capital appreciation from the renovation and repositioning of apartment buildings and single- and multifamily properties that was offered to non-accredited as well as accredited investors under Regulation A. DF Growth REIT II raised more than $11,300,000 in 2022.

  - o DF Growth REIT, LLC is a real etate investment fund focused on long-term capital appreciation from the renovation and repositioning of apartment buildings and single- and multifamily properties that was offered to non-accredited as well as accredited investors under Regulation A. DF Growth REIT raised more than $65,000,000 before it closed in 2021.

- • Premier Plan Direct Single Asset Investments offered to accredited investors

  - o DF Independent Partners, LLC, an SPE that owns and operates a multifamily real estate property near Monterey, CA

  - o DF Village Creek Partners, LLC, an SPE that owns and operates a multifamily real estate property in Fort Worth, TX.

  - o DF Colony Partners, LLC, an SPE that owns and operates a multifamily real estate property in San Antonio, TX.

- • Premier Plan Fund Investments offered to accredited investors

  - o DF Distressed Opportunities Fund I, LLC, an investment fund sponsored by the Company that targets value add and opportunistic multifamily real estate assets for investment, renovation and sale following stabilization and capital appreciation.

We have experienced significant growth since the launch of DF Growth REIT in April 2019 as measured by growth in the size of our investor community and increase in the number of investments made through the platform. As of May 1, 2024, we had an investor community of more than 300,000 and more than 30,000 investors had made at least one investment in one of our Investment Programs.

From the Company's launch to the date of this Annual Report, we have sponsored more than $200 million of multifamily value add real estate assets, based on pro forma exit values over a 2 to 5 year hold.

Revenue

We generate the majority of our revenue from fees paid by our Investment Programs including: (i) asset management fees, (ii) acquisition or developer fees, (iii) property disposition fees, (iv) financing fees, (v) construction management fees and (vi) guaranty fees. For the years ended December 31, 2023, 2022, 2021, 2020, 2019 and 2018, our total gross revenue was $1,671,949; $11,428,174; $9,435,533; $3,035,789; $990,08; and $141,380.00, respectively.

Our REITs and other Programs pay us an asset management fee equal to 0.5%-2% per year, although we have waived the asset management fee during certain periods for some funds. Where a Program owns property directly or is the sole owner of an entity that owns property, we typically charge it an acquisition fee of up to 4% of the total project costs, including both "hard" costs (*e.g.*, the cost of land, buildings and renovation) and "soft" costs (*e.g.*, professional fees) *or* a developer fee, if the property consists of undeveloped land, of up to 4% of the total project costs, including both "hard" costs (*e.g.*, the cost of land, buildings, construction, and renovation) and "soft" costs (*e.g.*, professional fees).

Where a Program owns property directly or is the sole owner of an entity that owns property, we may receive a disposition fee equal to 1% for each property. Where property is owned by a joint venture between a Program and another financial partner, we may be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). The amount of the disposition fees will depend on the sale price of assets by Programs and any joint ventures and, in the case of joint ventures, the terms we can negotiate with joint venture partners.

Where a Program owns property directly or is the sole owner of an entity that owns property, we may receive a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee is in addition to any fees paid to other parties, such as mortgage brokers. Where property is owned by a joint venture between a Program and another financial partner, we may be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 1% financing fee for direct investment. The amount of the financing fees depends on the amount of loans obtained by Programs and any joint ventures and, in the case of joint ventures, the terms we negotiate with joint venture partners.

Where a Program owns property directly or is the sole owner of an entity that owns property, we may provide construction and/or construction management services with respect to such property pursuant to one or more written agreements containing terms and conditions that are standard in the construction industry, as determined by us based on our experience. The amount of our compensation, and the manner in which it is calculated, is consistent with industry standards, as determined by us, *provided* that it is fair to the Program, and no greater than would be paid to an unrelated party at arm's length. Where property is owned by a joint venture between a Program and another financial partner, we may provide similar construction and/or construction management services to such joint venture to the extent negotiated with the financial partners in such joint venture. The amount of compensation (if any) that we receive for construction or construction management services depends largely on the number of projects for which our services are retained and the size and nature of those services and, in the case of joint ventures, the terms we negotiate with joint venture partners.

For any entity of a Program that purchases a property using a loan requiring one or more individual guarantors (*e.g.,* by signing certain industry standard "bad boy" carve-outs), such individual(s) may charge the entity a guaranty fee of up to 0.5% of the loan amount, whether such individual is a principal of the Company, such as Mr. Cecilio or Mr. Lewis, or a non-affiliated guarantor. In certain instances the Company rather than the SPE may pay the guaranty fee.

The Company does not own any real estate, directly or indirectly, and only functions as the sponsor of the real estate assets owned by Company affiliates such as the funds. The Company does, however, receive a contingent profit interest in exchange for its role as sponsor, which interest is often referred to as a "carried interest" or a "promote". All promoted interests are payable to the Company and not to stockholders or to our founders, Mr. Cecilio or Mr. Lewis.

The core elements of our growth strategy include enrolling new investors, developing the size of our community, broadening our origination capabilities, enhancing our technology infrastructure, expanding our product offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses, particularly our sales and marketing, technology, and origination expenses, will continue to increase for the foreseeable future. These investments are intended to contribute to our long-term growth, but they may affect our near term profitability.

Legal Proceedings

Within the last five years, no Executive Officer or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

DF Growth REIT II was a respondent in an administrative proceeding with the SEC. In November 2021 the SEC began an investigation of DF Growth REIT II and in January 2022 the SEC temporarily suspended the offering of DF Growth REIT II shares. The SEC alleged that DF Growth REIT II had failed to comply with two technical requirements of Regulation A in its offering to investors (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from $50 million to $75 million) and had included inaccurate statements about the fund on the DiversyFund website. None of the SEC's complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. The offering of its shares was terminated in 2022 and in its settlement agreement with the SEC dated June 9, 2023, DF Growth REIT II agreed to a permanent suspension of the offering. No fines or penalties were administered by the SEC. On August 9, 2023, the SEC informed the company that it was also concluding its investigation and did not intend to recommend an enforcement action against the Company, DF Growth REIT, LLC, DF Growth REIT II, LLC, DF Manager, Mr. Cecilio or Mr. Lewis.

Related to the SEC's inquiry, in December 2022 attorneys for three shareholders in DF Growth REIT I and DF Growth REIT II brought an investor suit against DF Growth REIT, LLC; DF Growth REIT II, LLC; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on the SEC's claims in its administrative proceeding, alleging that the named shareholders were thereby misled, and sought compensation for their losses as well as reimbursement of all attorneys' fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are wholly without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that investors had suffered no loss. Attorneys have filed an amended complaint and the Company expects to similarly contest the amended complaint. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences.

On February 15, 2017, the California Bureau of Real Estate ("**BRE**") filed a complaint against Craig Cecilio and a company he formed, CCFG, with respect to the BRE's scheduled audit of CCFG's records and operations completed on February 4, 2016 for the examination period of December 1, 2014 through November 30, 2015. On July 26, 2017, the BRE, Mr. Cecilio and CCFG entered into a stipulation and agreement under which Mr. Cecilio and CCFG agreed to (i) reimburse the BRE for the cost of the BRE audit ($8,787.50) and the investigation ($458.20), (ii) reimburse the BRE's cost for any follow up audit, and (iii) voluntarily surrender CCFG's BRE license. The BRE also suspended Mr. Cecilio's personal BRE license but agreed to defer or stay the suspension of Mr. Cecilio's personal BRE license, provided that (x) Mr. Cecilio paid a $3,000 fine for "failure to supervise" under § 10159.2 of the California Business and Professions Code and (y) did not incur any additional BRE infractions for 2 years.

DIRECTORS, OFFICERS AND KEY PERSONS

The directors, officers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three years.

Name	Position
Craig Cecilio	Chief Executive Officer and Director
Alan Lewis	Chief Investment Officer, Chief Financial Officer and Director
Kevin Smith	Chief Legal and Compliance Officer

Craig Cecilio, Co-Founder, Chief Executive Officer and Director. Mr. Cecilio is Co-Founder, Chief Executive Officer and Director for DiversyFund where he oversees the Company's strategy and operations. Mr. Cecilio has worked in the real estate industry for nearly 23 years. Over the course of his career, Mr. Cecilio has participated in the development of over 1,000 single family and commercial properties as either a joint venture equity partner, lender, or sponsor. Previously, Mr. Cecilio owned a real estate investment business, Coastal California Funding Group, Inc., which underwrote, financed and developed commercial and residential properties principally in California markets such as San Diego, Orange County, Los Angeles and San Francisco, and a loan servicing business. Additionally, Mr. Cecilio founded a real estate debt fund in 2013, which manages a portfolio of mainly real estate-backed bridge loans. In some cases, the fund was used to "pre-fund" some of the Company's real estate projects. Since 1997, Mr. Cecilio has financed nearly $500 million of real estate assets and has developed and managed over $50 million of commercial and residential property (renovations and ground-up). Mr. Cecilio has a Bachelor of Arts from the University of Colorado at Boulder.

Alan Lewis, Co-Founder, Chief Investment Officer, and Director. Mr. Lewis is Co-Founder, Chief Investment Officer and Director for DiversyFund where he oversees the Company's investment strategy and asset management operations. Prior to co-founding the Company, he was the head of the real estate private equity division of a real estate investment and development firm based in Salt Lake City, Utah, where he oversaw capital raising, deal structuring and development work for multifamily projects and master-planned residential communities. Previously, Mr. Lewis worked for nearly ten years on Wall Street as both an investment banker and a corporate lawyer, most recently as Managing Director of the Investment Banking Division of Brill Securities where Mr. Lewis provided financial advisory and capital raising services for high-growth companies along with real estate and oil and gas projects. Prior to joining Brill Securities in 2010, Mr. Lewis practiced as a corporate attorney at Davis Polk, a Tier 1 ranked Wall Street law firm. His practice included IPOs, mergers and acquisitions, and commercial real estate including the acquisition and refinancing of several Fifth Avenue commercial buildings and acquisitions and portfolio restructurings for a $6 billion real estate private equity fund. Over his career, Mr. Lewis has led transactions totaling over $41 billion. Mr. Lewis has a Bachelor of Arts from Brigham Young University and a Juris Doctor from Columbia Law School.

Kevin Smith, Chief Legal and Compliance Officer. Mr. Smith is Chief Legal and Compliance Officer for DiversyFund where he oversees the Company's legal and compliance operations. Prior to joining DiversyFund he served as Chief Legal and Compliance Officer for Silicon Valley based fintechs including one he co-founded, the first online broker dealer for early stage investing. Previously Mr. Smith was Director of Legal in the Global iShares team at Barclays Global Investors (BGI) and BlackRock, which acquired BGI. Following law school Mr. Smith practiced corporate law in the Silicon Valley office of Davis Polk. Mr. Smith has a Bachelor of Arts from Vanderbilt University, a degree in international relations and law from the University of Strasbourg, a Master of Arts from the University of California, Berkeley and a Juris Doctor from Stanford University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

The Corporation is authorized to issue three classes of stock which are designated, "**Class A Common Stock**," "**Class B Common Stock**" and "**Preferred Stock**." The Company's authorized capital stock consists of 136,674,136 shares of Class A Common Stock, 30,170,775 shares of Class B Common Stock and 25,000,000 shares of Preferred Stock. There are 136,674,136 shares of Class A Common Stock outstanding and 944,996 shares of Class B Common Stock outstanding, although additional shares of Class B Common Stock have been purchased but not yet issued. No shares of Preferred Stock have been issued. There is no other type or class of capital stock authorized.

Common Stock

Each holder of the Class A Common Stock is entitled to one vote per share in the election of Directors and on all other matters submitted to the vote of the stockholders. No holder of the Class A Common Stock Shares may cumulate votes in voting for the Company's Directors.
Class B Common Stock carries no voting rights.

Each share of the common stock has an equal and ratable right to receive dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available for the payment of dividends. Upon liquidation, dissolution, or winding up of the Company, after payment or provision for all liabilities, the holders of common stock are entitled to receive a pro rata share of all assets available for distribution to our stockholders. The common stock has no preemptive or other subscription rights, and there are no conversion or redemption rights with respect to such shares. All outstanding shares of common stock are fully paid and non-assessable, and the Shares that we will issue upon completion of this Offering will be fully paid and non-assessable.

Preferred Stock

The Preferred Stock carries no voting rights. When issued, shares of preferred stock will be entitled to receive a liquidation preference payment on liquidation, dissolution or winding up of the Company before any distributions of assets are made to holders of common stock.

Each share of the preferred stock will have an equal and ratable right to receive dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available for the payment of dividends. Upon liquidation, dissolution, or winding up of the Company, after payment or provision for all liabilities, the holders of preferred stock will be entitled to receive a pro rata share of all assets available for distribution to our stockholders after payment of a liquidation preference to holders of preferred stock. The preferred stock has no preemptive or other subscription rights, and there are no conversion or redemption rights with respect to such shares.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting

equity securities, calculated on the basis of voting power.

Name of Beneficial Owner	Number of Class A Common Shares Owned	Percentage of Outstanding Shares [1]
Craig Cecilio (Co-Founder, CEO and Director)	52,034,287	38.07%
Alan Lewis (Co-Founder, CIO and Director)	37,965,713	27.78%

(1) Percentages are based on a total of 136,674,136 shares of Class A Common Stock outstanding on May 31, 2024.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

The Company was incorporated on August 18, 2016 under the laws of the State of Delaware and is headquartered in San Diego, California.

Revenue

We generate revenue from real estate and investment income. For the year ended December 31, 2023 we generated total revenue of $1,671,949, compared to $11,638,312 in the year ended December 31, 2022. This drop in revenue resulted from the Company's suspension of DF Growth REIT II's offering and a decrease in fees and the amount of promoted interest received by the Company as sponsor. In September 2023 Value Add Growth REIT IV was qualified by the SEC. The Company expects revenue to grow steadily during 2024 but the amount of such revenue growth is contingent on the Company's ability to resume the pace of real estate and investment activity and on general real estate market conditions where properties held by funds of which the Company is sponsor are located.

Operating Expenses

Our operating expenses consist of salaries and wages, payroll taxes and employee benefits, contractor compensation, advertising and marketing expenses, software and related platform operating expenses, bank and other payment processing fees, education and training, licenses and fees, professional fees, legal fees and expenses, recruiting expenses, financing expense, bad debt expense, interest expense, depreciation and amortization expense and other operating expenses. Total operating expenses decreased to $7,611,416 during the year ended December 31, 2023 from $12,003,065 during the previous year. This decrease was largely driven by a decrease in legal and advertising and marketing expenses as well as financing, interest, depreciation and amortization and equity kicker costs.

Net Loss

During the year ended December 31, 2023 we incurred a net loss of $5,953,274, compared to a net loss of $367,571 during the previous year.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2023, the Company had an aggregate of $60,282 in cash and cash equivalents.

Liquidity and Capital Resources

In September 2023 the Company launched an offering pursuant to Regulation CF. The Company continues to raise capital through a private placement pursuant to the exemption from registration offered by Section 4(a)(2) and Regulation D of the United States Securities Act of 1933. The Company has raised more than $740,000 in exchange for shares of Class B Common Stock and

$150,000 in exchange for convertible notes that bear interest at an annual rate of 2% and are convertible to shares of Class B Common Stock at a price of $2.20. Proceeds of the private placement are used primarily for marketing, product development, operations and general corporate purposes.

Capital Expenditures and Other Obligations

The Company incurred no capital expenditures during the period ending December 31, 2023.

Valuation

Shares of the Company's Class B Common Stock were priced at $2.20 in the Regulation CF Offering and in the private placement.

Material Changes and Other Information

Trends and Uncertainties

To combat high inflation in 2022 and 2023, the Federal Reserve conducted its steepest series of interest rate hikes ever. As expected, this plan to slow down the economy and remove liquidity from the market through the use of monetary policy also led to a decline in asset values across some sectors. Although the public markets delivered their best performance since 2019 and public REITs, while positive for the year, returned substantially less than developed equity markets[1], we believe that the multifamily market is likely to see a near-term bottom and begin to rebound in the coming 24 months.

Looking ahead, we expect the coming 12-24 months to be generally challenging for the broader economy with the possibility of economic conditions worsening following the election and markets experiencing a year of volatile performance. Individuals, businesses, and investors may expect a period of generally fluctuating asset values and dramatically increased borrowing costs compared to recent history. Still, we are optimistic and believe that we may be nearing the bottom of the multifamily real estate market cycle, with the next twelve months presenting compelling investment opportunities.

Subsequent Events

In April 2024 the Company completed its offering pursuant to Regulation CF and raised an estimated $513,204. The Company is continuing its private placement and has raised an additional $500,000 as of May 31, 2024.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company engages in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

---

[1] investment-institute/interactive-charts/return-map. Accessed April 22, 2024

The Company acts as Sponsor to affiliated funds including REITs and special purpose entities and receives fees for services provided to these funds as Sponsor.

The Company entered into notes payable with REIT I for $225,000 in May 2023 and for $250,000 in July 2023. Each note bears interest at a rate of 7% annually and has a maturity date of December 31, 2024. Full payment of principal and interest is due upon maturity.

In June 2023 the Company entered into notes payable with related parties Craig Cecilio and Laurian Cecilio in the aggregate amount of $400,000. The notes bear interest at 8.0% annually and mature in June 2025. Interest is required to be partially paid on a quarterly basis and principal and unpaid interest are due upon maturity.

EXHIBIT B
FINANCIALS
(UNAUDITED)

DIVERSYFUND, INC.

DiversyFund, Inc.
Balance Sheet
Years Ended December 31, 2023 and December 31, 2022

Assets		2023 (Unaudited)		2022 (Audited)
Current Assets				
Cash and Cash Equivalents		60,282		2,900,479
Accounts Receivable		132,069		461,339
Due from Related Parties				-
Prepaid Expenses and Deposits		35,754		33,208
Total Current Assets	$	228,104.99	$	3,395,026
NonCurrent Assets				
Property and Equipment, net		28,162		17,136
Intangibles, net		317,031		134,822
Rights of use asset, operating lease		172,351		172,351
Total Noncurrent Asset	$	517,543.61	$	324,309
Total Assets	$	745,648.60	$	3,719,335
LIABILITIES AND EQUITY				
Current Liabilities				
Accounts Payable		1,128,304		529,360
Accrued Expenses		-42,994		76,236
Due to related parties		415,057		190,057
Credit Cards Payable		-66,151		5,431
Lines of Credit		36,089		77,841
Notes Payable - related party REIT		1,202,978		996,110
Convertible Notes		0		-
Total Current Liabilities	$	2,673,282.97	$	1,875,035
Long-Term Liabilities				
Notes Payable - related party fund		1,400,598		1,553,902
Notes Payable - Investors		1,789,064		1,318,288
Accrued Operating Lease Liability		172,352		172,351
Total Long-Term Liabilities	$	3,362,014		3,044,541
Total Liabilities	$	6,035,297		4,919,576
Shareholder's Equity				
Common Stock		34,909,941		33,011,415
Accumulated Deficit		(40,199,589)		(34,211,656)
Total Shareholder's Equity	-$	5,289,648	$	(1,200,241)
TOTAL LIABILITIES AND EQUITY	$	745,649		3,719,335

The accompanying notes are an integral part of these financial statements.

DiversyFund, Inc.
Statement of Income
Years Ended December 31, 2023 and December 31, 2022

		Total		
		2023 (Unaudited)		2022 (Audited)
Income				
Income from Real Estate	$	1,258,486	$	2,908,459
Investment Income	$	413,462	$	8,729,853
Total Revenue	$	1,671,949	$	11,638,312
OPERATING EXPENSES				
Salaries and Wages		3,102,892	$	2,932,764
Payroll Taxes		233,653	$	213,336
Employee Benefits		82,202	$	233,099
Contractors		1,237,310	$	1,236,609
Advertising and Promotion		1,236,049	$	1,597,902
Bank Charges		(25,333)	$	37,718
Education and Training		3,997	$	53,924
Licenses and Fees		68,524	$	54,325
Professional fees		316,679	$	19,125
Legal Fees and Expense		408,245	$	2,744,579
Recruiting		-	$	22,424
Computer expense		625,037	$	576,191
Financiang expense			$	199,153
Bad Debt Expense			$	105,132
Interest Expense		59,097	$	298,170
Depreciation Expense			$	10,926
Amortization Expense			$	190,841
Equity kicker expence			$	1,259,750
Other Operating Expense		263,064	$	217,097
Total Operating Expenses	$	7,611,416	$	12,003,065
OTHER INCOME AND EXPENSES				
Other Income	$	13,806	-$	612
Other Expense			$	3,430
Total Other Income and Expenses	$	13,806	$	2,818
Net Income	-$	5,953,274	-$	367,571

The accompanying notes are an integral part of these financial statements.	

DiversyFund, Inc.
Statement of Cash Flows
January - December 2023

		2023		2022
OPERATING ACTIVITIES				
Net Income		**(5,953,274)**		**(367,561)**
Adjustments to reconcile Net Income to Net Cash provided by operationing activities:				
Equity kicker Expense		-		1,259,750
Depreciation and amortization		-		23,161
Change in operating assets and liabilities				
Due from Related Parties		-		30,571
Accounts Receivable		333,062		(415,460)
Prepaid Expense		(34,755)		16,079
Accounts Payable		796,542		(18,159)
Accrued Expenses		(110,730)		(38,202)
Credit cards payable		(67,505)		(51,035)
Due to Related Parties		225,000		179,257
Net cash provided/used by operating activities	$	**(4,811,660)**	$	**618,391**
INVESTING ACTIVITIES				
15001.1 Technology		(11,027)		-
1225 DiversyFund Note Receivables		(175,000)		-
Net cash provided by investing activities	-$	**186,026.52**		-
FINANCING ACTIVITIES				
Change in Lines of Credit		(4,911)		32,123
Change in Note payable - related party		25,000		73,654
Change in Notes payable - related party REIT		(153,304)		(745,205)
Proceeds from issuance of stock		2,290,705		759,843
Net cash provided by financing activities	$	**2,157,490**	$	**120,415.00**
Net increase in cash and cash equivalents		**(2,840,196)**		**738,806**
Cash and cash equivalents - beginning		2,900,479		2,161,673
Cash and cash equivalents - ending	$	**60,282**		**2,900,479**